

August 25, 2014

<u>Via E-mail</u>
Glenn A. Votek
Chief Financial Officer
Annaly Capital Management, Inc.
1211 Avenue of the Americas
Suite 2902
New York, NY 10036

      Re: **Annaly Capital Management, Inc.**
               Form 10-K for the year ended December 31, 2013
               Filed February 27, 2014
               File No. 001-13447

Dear Mr. Votek:

We have reviewed your response letter dated August 13, 2014 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2013</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39</u>

1.   We note your response to our prior comment one. We believe it is appropriate to disclose, for each of the quarters in the last two years, a table showing the average amount of repurchase and reverse repurchase transactions outstanding during the quarter and the amount of these repurchase and reverse transactions outstanding as of the end of each quarter. Please confirm that you will provide this information in future periodic filings.

Risk Management, page 56

Liquidity Risk Management, page 59

Excess Liquidity, page 60

2.   We note your response to our prior comment three. The amount of investment securities in the Encumbered and Unencumbered Assets table is not equal to the amount of investment securities in the Liquid Assets table. In future periodic filings, please further revise your footnote to the Liquid Assets table to explicitly disclose the amount of investment securities that have been pledged as collateral against existing liabilities.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3438 if you have questions.

                                                Sincerely,

                                                /s/ Robert F. Telewicz, Jr.

                                                Robert F. Telewicz, Jr.
                                                Senior Staff Accountant